UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2002

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)


                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes       No  x
             ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

     In Mexico                                        In the United States

       ASUR                          ASUR               Breakstone & Ruth
Lic. Adolfo Castro          AEROPUERTOS DEL SURESTE        International
 (525) 2-84-04-08
acastro@asur.com.mx                                     Luca Biondolillo
                                                         (646) 526-7012
                                                 lbiondolillo@breakstoneruth.com


                 ASUR 2Q02 PASSENGER TRAFFIC DECREASES BY 7.41%

2Q02 Highlights(1):

o    EBITDA decreased by 14.02% to Ps. 168.9 million

o    Year-to-date, total passenger traffic decreased by 8.14%

o Total revenues fell by 5.33%, mainly due to a 10.15% year-over-year decline in revenues from aeronautical services

o Commercial revenues per passenger increased by 71.46%, to Ps.13.56 per passenger

o    Operating profit fell by 26.48%

o    EBITDA margin of 55.78%, compared with 61.41% for 2Q01

Mexico City, July 23, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today announced results for the three- and six-month periods ended June 30, 2002.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Generally Accepted Accounting Principles in Mexico, expressed in constant Mexican pesos as of June 30, 2002, and represent comparisons between the three-and six-month periods ended June 30, 2002, and the equivalent three- and six-month periods ended June 30, 2001. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.9.9568.

--------
(1) Unless otherwise stated, all comparisons are between the three-month period ended June 30, 2002, and the equivalent three-month period ended June 30,2001.


For the three-month period ended June 30, 2002, the Mexican peso devalued quarter-over-quarter against the U.S. dollar by 10.43%. This should be taken into consideration when comparing results for the second quarter of 2002 with those for the first quarter of 2002.

For the second quarter, year-over-year total passenger traffic decreased by 7.41%; domestic passenger traffic fell by 4.40%; and international passenger traffic declined by 9.31%, all mainly as a result of the events of September 11, 2001, in the U.S.

Total passenger traffic decreased year-over-year at all ASUR airports, with declines ranging from 23.44% in Cozumel to 2.46% in Minatitlan. Domestic passenger traffic also declined at all airports except Cancun, where it rose year-over-year by 4.55%. International passenger traffic fell at all airports except Tapachula, where it rose year-over-year by 80.00%, and Minatitlan, where it remained nearly unchanged year-over-year.

At Cozumel airport, domestic and international passenger traffic declined by 22.98% and 23.55%, respectively. This is the airport that has been hit hardest by the decline in passenger traffic resulting from the events of September 11, since North American tourists represent the great majority of those traveling to this resort town. In addition, in February of this year Aeroferinco, a Mexican airline, suspended operations.

Total passenger traffic at Huatulco airport decreased by 18.31%, mainly as a result of the closure of the Club Med resort in that town during the third quarter of last year. This resort represented approximately 33% of the total number of hotel rooms in that town. ASUR understands that the facility has already been sold to another hotel chain and is currently undergoing remodeling. It is expected to reopen during the fourth quarter of this year.

When analyzing passenger traffic figures for the second quarter , it is important to note that this year Holy Week -- one of the main vacation periods in Mexico -- was in the first quarter, whereas last year Holy Week was in the second quarter.

Year-to-date, total, domestic and international passenger traffic for the first half of this year, decreased year-over-year by 8.14%, 4.35% and 10.29%, respectively.

Table I:     Domestic Passengers (in thousands)
--------------------------------------------------------------------------------
          Airport        2Q01      2Q02   % change       1H01     1H02  % change
--------------------------------------------------------------------------------
Cancun                  430.9     450.5       4.55      778.5    837.3     7.55
--------------------------------------------------------------------------------
Cozumel                  30.9      23.8     (22.98)      65.7     47.3   (28.01)
--------------------------------------------------------------------------------
Huatulco                 72.5      60.3     (16.83)     134.4    120.7   (10.19)
--------------------------------------------------------------------------------
Merida                  211.6     184.2     (12.95)     398.9    362.0    (9.25)
--------------------------------------------------------------------------------
Minatitlan               31.9      31.1      (2.51)      63.4     59.7    (5.84)
--------------------------------------------------------------------------------
Oaxaca                   95.6      91.5      (4.29)     207.5    190.5    (8.19)
--------------------------------------------------------------------------------
Tapachula                47.2      41.6     (11.86)      93.7     84.6    (9.71)
--------------------------------------------------------------------------------
Veracruz                111.6     107.9      (3.32)     225.6    202.3   (10.33)
--------------------------------------------------------------------------------
Villahermosa            129.8     120.0      (7.55)     264.3    230.6   (12.75)
--------------------------------------------------------------------------------
              TOTAL   1,162.0   1,110.9      (4.40)   2,232.0  2,135.0    (4.35)
--------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Table II:    International Passengers (in thousands)
--------------------------------------------------------------------------------
          Airport     2Q01      2Q02  % change       1H01       1H02  % change
--------------------------------------------------------------------------------
Cancun             1,655.1   1,527.8     (7.69)   3,510.9    3,222.2     (8.22)
--------------------------------------------------------------------------------
Cozumel              129.1      98.7    (23.55)     271.7      202.7    (25.40)
--------------------------------------------------------------------------------
Huatulco               4.5       2.6    (42.22)      40.0       20.3    (49.25)
--------------------------------------------------------------------------------
Merida                32.1      22.1    (31.15)      73.3       48.4    (33.97)
--------------------------------------------------------------------------------
Minatitlan             0.6       0.6      -           1.2        1.1     (8.33)
--------------------------------------------------------------------------------
Oaxaca                 5.6       5.1     (8.93)      13.5       11.8    (12.59)
--------------------------------------------------------------------------------
Tapachula              0.5       0.9     80.00        1.1        1.9     72.73
--------------------------------------------------------------------------------
Veracruz              14.1      12.2    (13.48)      27.3       24.8     (9.16)
--------------------------------------------------------------------------------
Villahermosa           3.1       2.9     (6.45)       6.4        6.4      -
--------------------------------------------------------------------------------
            TOTAL  1,884.7   1,672.9     (9.31)   3,945.4    3,539.6    (10.29)
--------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Table III:   Total Passengers (in thousands)
--------------------------------------------------------------------------------
          Airport      2Q01       2Q02   % change      1H01     1H02  % change
--------------------------------------------------------------------------------
Cancun              2,086.0    1,978.3      (5.16)  4,289.4   4,059.5    (5.36)
--------------------------------------------------------------------------------
Cozumel               160.0      122.5     (23.44)    337.4     250.0   (25.90)
--------------------------------------------------------------------------------
Huatulco               77.0       62.9     (18.31)    174.4     141.0   (19.15)
--------------------------------------------------------------------------------
Merida                243.7      206.3     (15.35)    472.2     410.4   (13.09)
--------------------------------------------------------------------------------
Minatitlan             32.5       31.7      (2.46)     64.6      60.8    (5.88)
--------------------------------------------------------------------------------
Oaxaca                101.2       96.6      (4.55)    221.0     202.3    (8.46)
--------------------------------------------------------------------------------
Tapachula              47.7       42.5     (10.90)     94.8      86.5    (8.76)
--------------------------------------------------------------------------------
Veracruz              125.7      120.1      (4.46)    252.9     227.1   (10.20)
--------------------------------------------------------------------------------
Villahermosa          132.9      122.9      (7.52)    270.7     237.0   (12.45)
--------------------------------------------------------------------------------
             TOTAL  3,006.7    2,783.8      (7.41)  6,177.4   5,674.6    (8.14)
--------------------------------------------------------------------------------

Note:    Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 2Q02
--------------------------------------------------------------------------------

Total revenues for 2Q02 reached Ps.302.8 million, representing a year-over-year decrease of 5.33%. This was mainly due to:

o A decrease of 10.15% in revenues from aeronautical services, principally as a result of the above-mentioned decline in passenger traffic; and,

o An increase of 22.65% in revenues from non-aeronautical services, principally as a result of the year-over-year improvement in commercial revenues.

ASUR classifies revenues from the following activities as commercial revenues: duty free, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage and parking lots.

Commercial revenues improved year-over-year by 58.39%, mainly due to:

o An 89.48% increase in duty-free sales, principally as a result of the opening of stores in Cancun and Merida airports in the final quarter of last year and in Cozumel during the first quarter this year.

o An increase of 141.63% in food and beverage sales, as a result of the opening of restaurants and bars in Cancun, Cozumel and Merida airports also during the fourth quarter of last year.

During the second quarter:

o    A second Mexican crafts store was opened in Merida Airport in June.

o In May, the remaining area originally set aside for the "Cinco Soles" handicrafts store was opened at Cancun Airport.

It should be noted that approximately 25% of ASUR's commercial revenues are received in pesos (parking lots, non-permanent ground transportation and a portion of the contracts signed by ASUR's predecessor). Consequently, the quarter-over-quarter 10.43% devaluation of the Mexican currency against the U.S. dollar affected the company's commercial revenues per passenger results when expressed in U.S. dollars.

Total operating costs and expenses for the quarter increased year-over-year by 7.16%, mainly as a result of the following:

o Cost of services for 2Q02 rose year-over-year by 12.68%. This was the result of the renewal of third-party civil liability insurance, which carried significantly higher premiums following the events of September 11, as well as the acquisition of additional coverage against terrorist acts contracted in October of last year and the increase in maintenance costs related to the opening of new areas during the fourth quarter of last year.

o Administrative expenses increased year-over-year by 13.95% due to an average increase in wages for non-unionized staff of 5.13% that took place in May of this year, as well as an increase in professional fees. The latter were mainly incurred as a result of the undertaking of studies related to the preparation of the Master Development Plan and the Quality Standards for the projections of investments necessary in the nine airports for the 2004-2008 period.

o Cost of technical assistance decreased year-over-year by 12.47%, mainly as a result of the decrease in EBITDA for the period (a basis for the calculation of the fee).

o The reduction in concession fees for the quarter was due to the decline in revenues during the period.

o Depreciation and amortization for the quarter increased year-over-year by 5.04%, mainly due to the capitalization of investments made in connection with the opening of new areas at the Company's three largest airports during the fourth quarter of last year.

Operating margin for 2Q02 was 28.84%, representing a decline from 37.14% for 2Q01. This was mainly due to the above-mentioned year-over-year decline in total consolidated revenues and increase in certain costs and expenses.

Mexican companies are required to pay whichever is higher of either income tax or asset tax (defined as a rate of 1.8% of the average fiscal value of practically all the company's assets [including, in ASUR's case, the concessions], less the average fiscal value of certain liabilities [essentially liabilities of companies resident in Mexico, excluding those related to financial institutions and their intermediaries]). The companies that form ASUR, like any other company in Mexico, were exempt from this tax for the first three years of operations. This grace period ended on December 31, 2001. Consequently, tax payments for 2Q02 amounted to Ps.42.3 million, or Ps.84.5 million year-to-date. Of these payments, the sum recorded in the results for 2Q02 was Ps.15.8 million, with Ps.31.4 million recorded for the six-month period. The difference has been recorded as an asset, since the company expects to be able to recover Ps.26.5 million in income tax payments for 2Q02, and Ps.53.1 million for the year-to-date period.

Net income for the second quarter decreased year-over-year by 27.89% to Ps.58.03 million. Earnings per common share for the quarter were Ps.0.1934, or earnings per ADS (EPADS) (one ADS represents ten series B common shares) of US$0.1943, compared with earnings per common share of Ps.0.2683, or EPADS of US$0.2694 for the same period of last year.

Table IV:    Summary of Consolidated Results for 2Q02

  -----------------------------------------------------------------------------
                                                                       %
                                         2Q01          2q02          Change
  -----------------------------------------------------------------------------
  Total Revenues                       319,906        302,843         (5.33)
  -----------------------------------------------------------------------------
  Aeronautical Services                272,904        245,193        (10.15)
  -----------------------------------------------------------------------------
  Non/Aeronautical Services              47,02         57,649         22.65
  -----------------------------------------------------------------------------
  Commercial Revenues                   24,531         38,854         58.39
  -----------------------------------------------------------------------------
  Operating Profit                     118,807         87,349        (26.48)
  -----------------------------------------------------------------------------
  Operating Margin %                    37.14%         28.84%        (22.34)
  -----------------------------------------------------------------------------
  EBITDA                               196,466        168,918        (14.02)
  -----------------------------------------------------------------------------
  EBITDA MARGIN %                       61.41%         55.78%         (9.18)
  -----------------------------------------------------------------------------
  Net Income                            80,480         58,034        (27.89)
  -----------------------------------------------------------------------------
  Earnings per Share *                  0.2683         0.1934        (27.89)
  -----------------------------------------------------------------------------
  Earnings per ADS in USD.              0.2694         0.1943        (27.89)
  -----------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002. U.S. dollar figures are calculated at the exchange rate of US$1=Ps.9.9568.

Table V:     Commercial Revenues for 2Q02

  -----------------------------------------------------------------------------
                                         2Q01            2q02           %
                                                                     Change
  -----------------------------------------------------------------------------
  Total Passengers                      -               -              -
  -----------------------------------------------------------------------------
  Commercial Revenues                   24,531         38,854         58.39
  -----------------------------------------------------------------------------
  Passengers (`000)                      3,102          2,866         (7.62)
  -----------------------------------------------------------------------------
  Commercial Revenues per                 7.91          13.56         71.46
  Passenger, in Ps
  -----------------------------------------------------------------------------

Note: For purposes of this table, 95.5 thousand and 81.9 thousand transit and general aviation passengers are included for 2Q01 and 2Q02, respectively. Revenue figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Table VI:    Operating Costs and Expenses for 2Q02

  -----------------------------------------------------------------------------
                                           2Q01           2Q02       % Change
  -----------------------------------------------------------------------------
  Cost of Services                        72,941         82,193         12.68
  -----------------------------------------------------------------------------
  Administrative                          24,183         27,558         13.95
  -----------------------------------------------------------------------------
  Technical Assistance                    10,321          9,033        (12.47)
  -----------------------------------------------------------------------------
  Concession Rights                       15,995         15,140         (5.34)
  -----------------------------------------------------------------------------
  Depreciation and Amortization           77,659         81,569          5.04
  -----------------------------------------------------------------------------
                                 TOTAL   201,099        215,494          7.16
  -----------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Table VII:   Summary of Consolidated Results for the Six-Month Period

  ------------------------------------------------------------------------------
                                      1H01             1H02              %
                                                                       Change
  ------------------------------------------------------------------------------
  Total revenues                     655,142          615,871          (5.99)
  ------------------------------------------------------------------------------
  Aeronautical Services              561,238          501,359         (10.67)
  ------------------------------------------------------------------------------
  Non-aeronautical Services           93,904          114,511          21.95
  ------------------------------------------------------------------------------
  Commercial Revenues                 50,293           76,534          52.18
  ------------------------------------------------------------------------------
  Operating Profit                   259,224          198,548         (23.41)
  ------------------------------------------------------------------------------
  Operating Margin %                  39.57%           32.24%         (18.52)
  ------------------------------------------------------------------------------
  EBITDA                             414,542          361,686         (12.75)
  ------------------------------------------------------------------------------
  EBITDA Margin                       63.28%           58.73%          (7.19)
  ------------------------------------------------------------------------------
  Net Income                         179,428          110,562         (38.38)
  ------------------------------------------------------------------------------
  Earnings per Share                  0.5981           0.3685         (38.38)
  ------------------------------------------------------------------------------
  Earnings per ADS in USD.            0.6007           0.3701         (38.38)
  ------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002. U .S. dollar figures are calculated at the exchange rate of US$1= Ps.9.9568.

Consolidated Results for Six-Month Period
--------------------------------------------------------------------------------

Total revenues for the six-month period were Ps.615.8 million, reflecting a year-over-year decrease of 5.99%. This was mainly due to:

o A decrease of 10.67% in revenues from aeronautical services, mainly due to the decline in the number of operations and traffic levels following the events of September 11, 2001. This decline was partially offset by an increase in commercial revenues resulting from the opening of new, improved shopping centers at the airports of Cancun, Merida and Cozumel during the final quarter of last year.

In June, Mexican airlines Aeromexico, Mexicana de Aviacion, Aerolitoral and Aeromar suspended payment of the portion of airport tariffs charged by ASUR that represent the increase in the tariffs to bring them in line with inflation as from June 1, 2001. To-date, the sum that the four airlines have not paid is Ps.6.60 million.

Similarly, the same airlines informed ASUR in May of this year of their desire to extend the payment deadline for the Airport Usage Fees to 115 days, from the current term of 60 days. As a result, starting in June the four airlines did not make payments that should have been made according to the original 60-day payment schedule. The corresponding amount through June 30, 2002, was Ps.21.48 million. It should be noted that the airlines undertook this action despite the fact that ASUR informed them that it was prepared to consider their request, but that absent an agreement on an extension, ASUR would charge penalties for late payment if they exceeded the 60-day period.

Year-to-date, commercial revenues increased year-over-year by 52.18%, mainly as a result of:

     o A year-over-year increase in duty-free sales of 76.18%, mainly due to the above-mentioned opening of the shopping center at Cancun airport.

     o A year-over-year 140.34% increase in food and beverage sales, in connection with the opening of new food and beverage outlets at the Company's three largest airports.

     o A year-over-year increase of 12.72% in revenues from parking lots operations, as ASUR is now the direct operator of the parking lots also at the airports of Veracruz and Oaxaca.

Table VIII:  Commercial Revenues for the Six-Month Period

----------------------------------------------------------------------
                                1H01          1H02        % Change
----------------------------------------------------------------------
Commercial Revenues            50,293        76,534         52.18
----------------------------------------------------------------------
Passengers (in thousand)        6,373         5,854        (8.15)
----------------------------------------------------------------------
Commercial Revenues per          7.89         13.07         65.67
Passenger, in Ps.
----------------------------------------------------------------------

Note: For purposes of this table, 195.5 thousand and 179.2 thousand transit and general aviation passengers were included in the figures for the six-month period of 2001 and 2002, respectively. Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.


Table IX:    Operating Costs and Expenses for the Six-Month Period

                                       1H01             1H02           % Change
--------------------------------------------------------------------------------
Cost of Services                      140,068          155,974            11.36
--------------------------------------------------------------------------------
Administrative                         45,005           48,224             7.15
--------------------------------------------------------------------------------
Technical Assistance                   22,773           19,202          (15.68)
--------------------------------------------------------------------------------
Concession Right                       32,753           30,785           (6.01)
--------------------------------------------------------------------------------
Depreciation and Amortization         155,318          163,139             5.04
--------------------------------------------------------------------------------
                         TOTAL        395,918          417,323             5.41
--------------------------------------------------------------------------------

Note: Figures are shown in thousands of constant Mexican pesos as of June 30, 2002.

Operating costs and expenses for the six-month period increased year-over-year by 5.41%.

Year-to-date, the cost of services rose by 11.36% from the same period of last year. This was the result of the above-mentioned renewal of third-party civil liability insurance, as well as the additional acquisition of coverage against terrorist acts contracted in October of last year and the increase in maintenance costs related to the opening of new areas during the fourth quarter of last year.

Administrative expenses for the period increased by 7.15%, mainly as a result of the above-mentioned wage increase granted to non-unionized employees.

Technical assistance costs for the period decreased year-over-year by 15.68%, due to the corresponding year-to-date decline in EBITDA.

The 6.01% year-over-year decrease in concession fees for the period was due to the year-to-date decline in total revenues.

Depreciation and amortization for the period rose year-over-year by 5.04%, mainly due to the above-mentioned capitalization of investments made in connection with the opening of new areas at the company's three largest airports in the fourth quarter of last year.

Operating margin for the six-month period was 32.24%, representing a decline from 34.57% for the equivalent period last year. This was mainly due to the above-mentioned decline in total revenues and increase in certain costs and expenses for the period.

Net income for the six-month period decreased year-over-year by 38.38% to Ps.110.56 million. Earnings per common share for the period were Ps.0.3685, or EPADS of US$0.3701, compared with earnings per common share of Ps.0.5981, or EPADS of US$0.6007 for the same period of last year.

Tariff Regulation
--------------------------------------------------------------------------------

The Mexican Ministry of Communications and Transport regulates the majority of ASUR's activities through maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR's regulated revenues for the six-month period were Ps.538.1 million, resulting in an implicit year-to-date average tariff per traffic unit of Ps.88.72.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet
--------------------------------------------------------------------------------

On June 30, 2002, Airport Facility Usage Rights and Airport Concessions represented 87.68% of the Company's total assets, with current assets representing 5.56% and other assets 6.76%.

On June 30, 2002, cash and marketable securities were Ps.369.3 million. On the same date, shareholders' equity represented 94.95% and total liabilities 5.05% of ASUR's total assets. Total deferred liabilities represented 85.10% of the company's total liabilities.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this document may constitute visions of the future that are based on the current expectations of the company management. These statements are subject to various risks and a degree of uncertainty, and actual developments may differ in the future. The risks in question include factors that are beyond the control of the company and include, but are not limited to, the following: exchange rate fluctuations, economic variables, external alterations that may affect technological factors and other risks established in the documents filed with the Mexican Stock Market and the SEC.

                                TABLES TO FOLLOW

Operating Results per Airport

  ------------------------------------------------------------------------------------------------
                                      2Q01      2Q02     % change     1H01     1H02      % change
  ------------------------------------------------------------------------------------------------
  Cancun
  ------------------------------------------------------------------------------------------------
  Aeronautical Revenues              197,203   179,817      (8.82)  406,385   370,181      (8.91)
  ------------------------------------------------------------------------------------------------
  Non-aeronautical Revenues           32,131    40,668      26.57    64,509    81,671      26.60
  ------------------------------------------------------------------------------------------------
  Operating Profit                   113,669    94,126     (17.19)  240,484   205,308     (14.63)
  ------------------------------------------------------------------------------------------------
  EBITDA                             162,278   144,804     (10.77)  337,703   306,665      (9.19)
  ------------------------------------------------------------------------------------------------
  Cozumel
  ------------------------------------------------------------------------------------------------
  Aeronautical Revenues               13,391     9,737     (27.29)   28,055    20,198     (28.01)
  ------------------------------------------------------------------------------------------------
  Non-aeronautical Revenues            2,707     3,282      21.25     5,717     6,233       9.04
  ------------------------------------------------------------------------------------------------
  Operating Profit                     3,905       530     (86.43)    9,550     2,530     (73.51)
  ------------------------------------------------------------------------------------------------
  EBITDA                               7,958     4,684     (41.14)   17,656    10,839     (38.611
  ------------------------------------------------------------------------------------------------
  Merida
  ------------------------------------------------------------------------------------------------
  AeronautIcal Revenues               19,948    16,776     (15.90)   38,238    33,592     (12.15)
  ------------------------------------------------------------------------------------------------
  Non-aeronautical Revenues            4,814     5,804      20.56     9,367    11,029      17.74
  ------------------------------------------------------------------------------------------------
  Operating Profit                     5,404     1,548     (71.36)    8,879     3,443     (61.23)
  ------------------------------------------------------------------------------------------------
  EBITDA                              11,919     8,064     (32.35)   21,909    16,475     (24.80)
  ------------------------------------------------------------------------------------------------
  Others
  ------------------------------------------------------------------------------------------------
  Aeronautical Revenues               42,362    38,863      (8.26)   88,561    77,389     (12.62)
  ------------------------------------------------------------------------------------------------
  Non-aeronautical Revenues            7,349     7,895       7.43    14,311    15,577       8.85
  ------------------------------------------------------------------------------------------------
  Operating Profit                    (4,171)   (8,854)    112.28       311   (12,733) (4,189.70)
  ------------------------------------------------------------------------------------------------
  EBITDA                              14,311    11,366     (20.58)   37,275    27,708     (25.67)
  ------------------------------------------------------------------------------------------------
  TOTAL
  -------------------------------------------------------------------------------------------------
  Aeronautical Revenues              272,904   245,193     (10.15)  561,238   501,359      (10.67)
  -------------------------------------------------------------------------------------------------
  Non-aeronautical Revenues           47,002    57,649      22.65    93,904   114,511       21.95
  -------------------------------------------------------------------------------------------------
  Operating Profit                   118,807    87,349     (26.48)  259,224   198,548      (23.41)
  -------------------------------------------------------------------------------------------------
  EBITDA                             196,466   168,918     (14.02)  414,542   361,686      (12.78)
  -------------------------------------------------------------------------------------------------

Note: All figures are in thousands of constant Mexican pesos as of June 30, 2002.

                                  GRUPO AEROPORTUARIO DEL SURESTE, S.A. CE C.V.
                                CONSOLIDATED BALANCE SHEET AS OF JUNE 30th ,2002
                                         (Thousands of Mexican pesos in
                                       purchasing power of June 30th, 2002)

         ITEM                                           June 2001      June 2002      VARIATION          %
-----------------------                               -------------- ------------- --------------- ----------
   ASSETS
Current Assets
   Cash and cash equivalents                               807,557        369,348        (438,209)     (54.3)
   Trade receivables, net                                  145,977        158,084          12,107        8.3
   Recoverable taxes and other current assets               18,504         77,938          59,434      321.2
   Investment In subsidiaries                                    0              0               0        0.0
                                                      ------------   ------------     ----------     -------
Total Current Assets                                       972,035        605,370        (366,668)     (37.7)

Fixed Assets
   Machinery, furniture and equipment, net                  79,796         63,964         (15,832)     (19.8)
   Rights to use airport facilities, net                 2,154,156      2,074,513         (79,643)      (3.7)
   Improvements to use airport facilities, net              79,601        344,914         265,313      333.3
   Constructions in process                                238,706        270,051          31,345       13.1
   Others                                                   46,267         35,023         (11,243)     (24.3)
                                                      ------------   ------------     ----------     -------
Total Fixed Assets                                       2,598,526      2,788,466         189,940        7.3

Deferred Assets
   Airports concessions, net                             7,673,879      7,468,874        (205,005)      (2.7)
   Deferred income taxes                                         0              0               0        0
   Other                                                     5,445         21,935          16,490      302.8
                                                      ------------   ------------     ----------     -------
Total Deferred Assets                                    7,669,324      7,490,809        (188,515)      (2.5)

TOTAL ASSETS                                            11,249,889     10,884,645        (365,243)      (3.2)
                                                      ============   ============     ==========     =======

     LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Trade accounts payable                                    1,793            520          (1,273)     (71.0)
   Notes payable                                              (908)             0             908     (100.0)
   Accrued expenses and others payables                     71,899         78,567           6,667        9.3
                                                      ------------   ------------     ----------     -------
Total Current Liabilities                                   72,784         79,086            6,302       8.7

Long term liabilities
   Other                                                     6,846          2,203           (4,643)    (67.8)
   Deferred Income taxes                                   281,712        432,008          150,296      53.4
   Deferred employees profit sharing                        37,706         36,007           (1,699)     (4.5)
   Labor Obligations                                            64            656              592     921.3
                                                      ------------   ------------     ----------     -------
Total long term liabilities                                326,328        470,873          144,545      44.3

   TOTAL LIABILITES                                        399,112        549,959          150,847      37.8

STOCKHOLDER'S EQUITY
   Capital Stock                                        10,164,906     10,164,906             (0)       (0.0)
   Legal Reserve                                            24,720         37,484         12,764        51.6
   Share repurchase reserve                                 44,105              0        (44,105)     (100.0)
   Net Income for the period                               179,428        110,562        (68,866)      (38.4)
   Retained earnings                                       437,618         21,734       (415,884)      (95.0)
                                                      ------------   ------------     ----------     -------
   TOTAL STOCKHOLDER'S EQUITY                           10,850,777     10,334,686       (516,091)       (4.8)

   TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY           11,249,889     10,884,645       (365,243)       (3.2)
                                                      ============   ============     ==========     =======



ASUR                                                        GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
AEROPUERTOS DEL SURESTE                           CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 30th, 2002 AND 2001
                                                (Thousands of Mexican pesos in purchasing power as of June 30th, 2002)

                    ITEM                      ACCUMULATIVE  ACCUMULATIVE  VARIATION %     Quarter     Quarter    VARIATION %
                                                  2001          2002                        2001       2002
Revenues
         Aeronautical Services                  561,238        501,359      (10.67)       272,904     245,193      (10.15)

         Non-Aeronautical Services               93,904        114,511       21.95         47,002      57,649       22.65

Total Revenues                                  655,142        615,871       (5.99)       319,906     302,843       (5.33)
                                             ----------     ----------    --------     ----------   ---------     -------
Operating Expenses

     Cost of services                           140,068        155,974       11.36         72,941      82,193       12.68
     General and administrative expenses         45,005         48,224        7.15         24,183      27,558       13.95
     Technical Assistance                        22,773         19,202      (15.68)        10,321       9,033      (12.47)
     Concession fee                              32,753         30,785       (6.01)        15,995      15,140       (5.34)
     Depreciation and Amortization              155,318        163,139        5.04         77,659      81,569        5.04
                                             ----------     ----------    --------     ----------   ---------     -------
Total Operating Expenses                        395,918        417,323        5.41        201,099     215,494        7.16

Operating Income                                259,224        198,548      (23.41)       118,807      87,349      (26.48)

Comprehensive Financing cost                     27,357         27,653        1.08         16,252      29,677       82.60
                                             ----------     ----------    --------     ----------   ---------     -------
Extraordinary expenses                            6,771         (2,669)    (139.42)         3,366      (2,669)    (179.29)
     Rescue Clause

Income Before Income Taxes                      279,810        228,870      (18.21)       131,693     119,695       (9.11)

Provision for Income Taxes                            0         31,740        0.00              0      15,784        0.00
Deferred income taxes                           100,382         86,568      (13.76)        51,213      45,877      (10.42)
Deferred employees profit sharing                     0              0        0.00              0           0        0.00
                                             ----------     ----------    --------     ----------   ---------     -------
                  Net Income for the Year       179,428        110,562      (38.38)        80,480      58,034      (27.89)
                                             ==========     ==========    ========     ==========   =========     =======
Earning per share                                0.5981         0.3685      (38.38)        0.2683      0.1934      (27.89)
Earring per ads usd                              0.6007         0.3701      (38.38)        0.2694      0.1943      (27.89)
exchange rate per dollar 9.9568




ASUR                                                                     GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
AEROPUERTOS DEL SURESTE                                        CONSOLIDATED STATEMENT OF INCOME FROM JANUARY 30th, 2002 AND 2001
                                                            (Thousands of Mexican pesos in purchasing power as of June 30th, 2002)

                                                              ACCUMULATIVE ACCUMULATIVE  VARIATION     2Q         2Q     VARIATION
                            ITEM                                  2001         2002          %        2001       2002        %
------------------------------------------------------------  ----------  -----------   --------   --------   ---------   -------
Net Income for the Year                                          179,428      110,562      (38.4)    80,480      58,034     (27.9)
Depreciation and Amortization                                    155,318      163,139        5.0     77,659      81,569       5.0
                                                              ----------  -----------   --------   --------   ---------   -------
Resources provided by operations                                 334,746      273,701      (18.2)   158,139     139,603     (11.7)
                                                              ----------  -----------   --------   --------   ---------   -------
Changes in operating assets and liabilities:
Decrease (increase) in:
  Trade receivables                                              (43,958)     (25,586)     (41.8)    (4,319)     13,506    (412.7)
  Recoverable taxes and other current assets                      (2,358)     (27,905)   1,083.6     (3,463)    (13,969)    303.4
  Other deferred assets                                           (1,464)      (9,446)     545.1      4,326      (9,034)   (308.8)

Increase (decrease) in
  Trade accounts payable                                         (10,456)        (792)     (92.4)       649         (45)   (106.9)
  Accrued expenses and others payables                             8,431         (477)    (105.7)    13,572     (10,975)   (180.9)
  Long term liabilities                                           93,511       85,882       (8.2)    40,835      45,811      12.2
                                                              ----------  -----------   --------   --------   ---------   -------
Resources provided by (used for) working capital                  43,706       21,675      (50.4)    51,600      25,295     (51.0)
                                                              ----------  -----------   --------   --------   ---------   -------
Resources provided by (used for) operating activities            378,452      295,376      (22.0)   209,739     164,898     (21.4)

Resources provided by (used for) financing activities               (980)    (706,116)  77,677.5       (908)   (706,116) 77,677.5
                                                              ----------  -----------   --------   --------   ---------   -------
  Notes payable                                                     (980)    (706,116)    (100.0)      (908)   (706,116)   (100.0)
  Others

Resources provided by (used for) investing activities:          (168,676)    (120,049)     (28.8)   (95,673)    (55,920)    (41.6)
                                                              ----------  -----------   --------   --------   ---------   -------
  Investments in machinery, furniture and equipment, net         (16,979)        (557)     (96.7)   (14,721)       (464)    (96.9)
  Investments in right to use airport facilities                 (12,206)           -     (100.0)    (9,861)           -   (100.0)
  Investments in construction in process                        (151,246)    (136,161)     (10.0)   (88,837)    (68,531)    (22.9)
  Investments in others                                           11,755       16,670       41.8     17,746      13,075     (26.3)
            Increase (Decrease) in cash and cash equivalents     208,868     (530,789)    (354.1)   113,158    (597,138)   (627.7)
Cash and cash equivalents at beginning of the financial          598,689      900,138       50.4    694,399     966,487      39.2
period
Cash and cash equivalents at the end of the financial period     807,557      369,349      (54.3)   807,557     369,349     (54.3)
                                                              ==========  ===========   ========   ========   =========   =======

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Grupo Aeroportuario del Sureste, S.A. de CV.


                                    By: /s/ ADOLFO CASTRO RIVAS
                                        ----------------------------------------
                                        Adolfo Castro Rivas
                                        Director of Finance


Date: July 24, 2002